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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM 3/25

SEC FILE NUMBER
8- 51781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Des Peres Rd. Ste. 130
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer McLean 314-984-0892 x105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc, as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. HARPER
St. Louis County
My Commission Expires
December 18, 2005

NOTARY SEAL

Jennifer McLean
Signature

President
Title

C. A. Harper
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evertrade Direct Brokerage, Inc.

Financial Statements and Schedule for the Year Ended December 31, 2003 and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evertrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of Evertrade Direct Brokerage, Inc. (the "Company") as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Evertrade Direct Brokerage, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Evertrade Direct Brokerage, Inc. as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 9, 2004

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 257,651
Deposit with clearing organization	216,797
Premises and equipment, net of accumulated depreciation of $2,383	3,464
Receivables from clearing organization	60,992
Prepaid National Association of Securities Dealers, Inc. fees	20,980
Other prepaid expenses	6,395
TOTAL ASSETS	$ 566,279

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 32,856
Income taxes payable	46,989
Deferred tax liability	870
Total liabilities	80,715
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(683,789)
Total stockholder's equity	485,564
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 566,279

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

INCOME:	
Commission and fee income	$439,776
Interest income	3,370
Total income	443,146
EXPENSES:	
Salaries and employee benefits	64,359
Trade clearing and execution fees	46,137
Data processing	50,467
Regulatory fees and licenses	27,304
Occupancy and equipment	37,300
Communication and supplies	21,907
Professional fees	74,365
Other expense	1,381
Total expenses	323,220
INCOME BEFORE INCOME TAXES	119,926
INCOME TAXES	46,040
NET INCOME	$ 73,886

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE—DECEMBER 31, 2002	1,000	$ 1,000	$ 1,168,353	$ (757,675)	$ 411,678
Net income				73,886	73,886
BALANCE—DECEMBER 31, 2003	1,000	$ 1,000	$ 1,168,353	$ (683,789)	$ 485,564

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES:	
Net income	$ 73,886
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	2,383
Deferred income taxes	949
Change in operating assets and liabilities:	
Increase in deposits with clearing organizations	(1,365)
Increase in prepaid expenses and other assets	(68,622)
Increase in accounts payable and accrued expenses	27,923
Increase income taxes payable	45,125
Net cash provided by operating activities	80,279
NET INCREASE IN CASH AND CASH EQUIVALENTS	80,279
CASH AND CASH EQUIVALENTS:	
Beginning of year	177,372
End of year	$257,651

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation—Evertrade Direct Brokerage, Inc. ("Evertrade" or the "Company") was incorporated on November 19, 1998 and commenced its initial operations as of March 1, 1999. Evertrade is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("C1FN"). On November 5, 2002, C1FN was acquired by EverBank, FSB (formerly First Alliance Bank, FSB), Jacksonville, Florida. C1FN is a wholly owned subsidiary of EverBank. The fair value of Evertrade's net assets approximated the carrying value at the date of acquisition. Accordingly, these financial statements have been prepared on the historical cost basis.

Evertrade is a member of the National Association of Securities Dealers, Inc. Evertrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

Securities Transactions—Securities transactions and all fee income are recorded as earned on a settlement date basis.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Premises and Equipment, Net—Premises and equipment consists of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

Statement of Cash Flows—For the purposes of the Statement of Cash Flows, the Company has defined cash and cash equivalents as due from banks and interest bearing bank deposits.

Income Taxes—The operations of Evertrade are included in the consolidated Federal income tax return of EverBank Financial Corp (formerly Alliance Capital Partners, LP) (Evertrade's ultimate parent).

The Company's total tax provision is computed as if it filed separate Federal and state tax returns. Accordingly, any benefits received or expenses incurred relating to current and deferred Federal taxes are recognized through intercompany transactions with EverBank Financial Corp. Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. RETIREMENT PLANS

Prior to January 1, 2003, Evertrade's employees participated in the Everbank.com 401(k) Retirement Savings Plan (the "Plan"). In connection with the acquisition, the Plan was frozen effective December 31, 2002 and no further employee or employer contributions were permitted. Employees of Evertrade became eligible to participate in the Alliance Mortgage Company Profit Sharing and Savings Plan ("Alliance Plan") effective January 1, 2003. On July 22, 2003, the Plan was merged into the Alliance Plan and all the assets of the Plan were transferred into the Alliance Plan as a result of such merger.

3. RELATED PARTY TRANSACTIONS

Certain expenditures attributable to Evertrade's operations, including an allocation of occupancy expense totaling $14,160 for the year ended December 31, 2003 were initially paid by C1FN. Evertrade subsequently reimbursed C1FN for these payments.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2003 is comprised of the following:

Current:	
Federal	$ 39,471
State	7,518
	46,989
Deferred:	
Federal	(797)
State	(152)
	(949)
Provision for income taxes	$ 46,040

The deferred tax liability of $870 at December 31, 2003 is attributable to the difference between the book and tax basis of fixed assets.

5. NET CAPITAL REQUIREMENTS

Evertrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, Evertrade had net capital of $455,595, which was in excess of the required net capital of $250,000. Evertrade's ratio of aggregate indebtedness to net capital was 0.1753 to 1 at December 31, 2003.

Evertrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. Evertrade's clearing firm is U.S. Clearing Corporation.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Net capital:	
Total stockholder's equity	$ 485,564
Add—allowable credits	870
Total capital and allowable credits	486,434
Deductions—nonallowable assets	30,839
Net capital	$ 455,595
Aggregate indebtedness—items included in the statement of financial condition— accounts payable, accrued expenses and other liabilities	$ 79,845
Total aggregate indebtedness	$ 79,845
Computation of basic net capital requirement—minimum net capital required*	$ 250,000
Excess net capital**	$ 205,595
Ratio—aggregate indebtedness to net capital*	17.53 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

**Evertrade, as a member firm of the NASD, is subject to, among other regulations, NASD Conduct Rule 3020 ("Rule 3020"). Rule 3020 specifies the minimum bonding obligation for Evertrade be $300,000. Rule 3020 also prescribes minimum deductible amounts, but does not prohibit fidelity bonds providing for deductible amounts in excess of the rule's prescribed minimums.

For the period from September 19, 2003 to January 15, 2004, Evertrade maintained coverage in excess of the NASD's minimum requirements under a $5 million bond (with excess coverage of $12 million). The bond also contained a $300,000 deductible, which was in excess of the minimum deductible. Under Rule 3020, Evertrade would have to record a charge to capital of $270,000 resulting in a capital deficiency at December 31, 2003 of $64,405 due to the excess deductible. Effective January 15, 2004, Evertrade reduced the deductible to $5,000. Accordingly, Rule 3020 no longer imposes any capital charges based on the new deductible.

Note: The computation of net capital included on this schedule does not differ materially from Evertrade's computation of net capital included in Part IIA of form X-17A-5 at December 31, 2003.